CHANGE OF STATUS REPORT
Section 11.2 of National Instrument 51-102 - Continuous Disclosure Obligations

To: British Columbia Securities Commission
Alberta Securities Commission
Financial and Consumer Affairs Authority of Saskatchewan
Manitoba Securities Commission
Ontario Securities Commission
New Brunswick Financial and Consumer Services Commission
Nova Scotia Securities Commission
Office of the Superintendent of Securities Prince Edward Island
Office of the Superintendent of Securities Service Newfoundland and Labrador
Office of the Superintendent of Securities Northwest Territories
Office of the Yukon Superintendent of Securities
Nunavut Securities Office

Pursuant to section 11.2 of National Instrument 51-102 - Continuous Disclosure Obligations ("NI 51-102"), Integra Resources Corp. (the "Corporation") hereby advises that effective July 31, 2020 it ceased to be a "venture issuer" as defined in NI 51-102 as a result of the Corporation listing its common shares for trading on the facilities of NYSE American, LLC.

DATED this 31st day of July, 2020.

INTEGRA RESOURCES CORP.
Per:	/s/ "Andrée St-Germain"
Name: Andrée St-Germain
Title: Chief Financial Officer & Corporate Secretary